Exhibit 1.16

Davide Campari-Milano S.p.A.

Registered office in via Franco Sacchetti 20, 20099 Sesto San Giovanni (MI)

Share Capital Euro 58,080,000

Milan Monza Brianza and Lodi Companies Register No. and

Tax ID No. 06672120158

NOTICE TO SHAREHOLDERS

Withdrawal right following the registration of the resolution approving the transfer of Campari’s registered office to Amsterdam

(the Netherlands), with simultaneous transformation of Campari into a Naamloze Vennootschap (N.V.)

Whereas:

●
at the extraordinary meeting of shareholders of Davide Campari-Milano S.p.A. (Campari), held on 27 March 2020 (the Meeting), shareholders approved the transfer of Campari’s registered office to Amsterdam (the Netherlands), with simultaneous transformation of Campari into a Naamloze Vennootschap (N.V.) (Transaction);

●	on 30 March 2020 the mentioned resolution was registered with the Companies’ Register of Milan (the Registration Date),

●
shareholders who are entitled and did not participate in the approval of the Transaction (i.e., those shareholders who did not attend the Meeting or who attended the Meeting but voted against the proposed resolution or abstained from voting) have the right to withdraw pursuant to applicable law, it is hereby made known that shareholders who are entitled may exercise the withdrawal right pursuant to applicable law and the documentation relating to the Transaction.

The liquidation price payable to shareholders exercising the withdrawal right has been determined in accordance with Article 2437ter, paragraph 3, of the Italian civil code and is equal to Euro 8.376 for each Campari share.

Pursuant to Article 2437-bis of the Italian civil code, entitled shareholders may exercise the withdrawal right, in relation to some or all of Campari shares held, by sending notice via registered mail – or other means which allow for the tracking of the date of dispatch (included certified emails) – to the registered office of Campari, attention of the Corporate Secretary, no later than 15 calendar days after the Registration Date and, therefore, no later than14 April 2020 (the Notification).

The Notification – substantially consistent with the form that has been made available on the corporate website of Campari – will have to be addressed to ‘Davide Campari-Milano S.p.A., via Franco Sacchetti 20, 20099-Sesto San Giovanni (MI)’, or, should it be sent via certified email, to davidecamparimilano.ssg@pec.campari.com and must provide (i) the personal details of the withdrawing shareholder; (ii) the number of shares for which the withdrawal right is exercised; (iii) the details of the intermediary with whom the shares in relation to which the withdrawal right is being exercised are deposited (the Intermediary). Furthermore, under penalty of inadmissibility of the exercise of the withdrawal right, withdrawing shareholders must also request the Intermediary to transmit an appropriate communication to Campari (the Communication) certifying that the withdrawing shareholder was the holder of such withdrawn shares prior to the Meeting until the date of the Communication, inclusive, and that such shares are free of pledges and other encumbrances.

In the event that the shares for which the withdrawal right is exercised are subject to pledges or encumbrances, the Notification must be accompanied by an irrevocable and unconditional waiver of the pledge and/or the other encumbrance from the pledgee (and/or other beneficiary of the encumbrance) in addition to a statement giving consent to the settlement of the shares for which the withdrawal right is exercised, in accordance with the instructions received by the withdrawing shareholder.

The Intermediary must send the Communication via certified e-mail to davidecamparimilano.ssg@pec.campari.com in accordance with the instructions made available by Campari through Monte Titoli S.p.A. by means of an information message, and must ensure that Campari shares, in relation to which the withdrawal right is being exercised, remain unavailable until such time as the liquidation price is paid.

The withdrawing shareholders are responsible for: (i) ensuring that the information provided in the Notification is complete and correct and (ii) transmitting such Notification to Campari no later than 14 April 2020, as indicated above: Campari accepts no responsibility in this respect. Notifications sent after the above deadline, or lacking the necessary information, and/or lacking of the above Communication within and no later than 16 April 2020, or in any case timely, will not be accepted.

Should this be the case, Campari will offer the withdrawn shares to existing shareholders on an option right basis and it will communicate the procedure for the rights’ offer, together with any appropriate information relating to the settlement of such withdrawn shares, in the notice to be filed with the Companies’ Register of Milan and published in a newspaper.

It is hereby reminded that the settlement of the withdrawn shares will be conditional upon completion of the Transaction, which is, in turn, subject to the satisfaction (or the waiver, as the case may be) of certain conditions precedent, as provided by the resolution adopted by the Meeting (the Conditions Precedent). Campari will provide prompt notice on the satisfaction (or on the waiver, as the case may be) of the Conditions Precedent pursuant to applicable law.

Considering that the material negative effects represented by Coronavirus pandemic result in the stock price being materially below the liquidation price of €8.376 per share, the Board of Directors has determined that it is in the best interest of the Company to give the shareholders the ex post right to revoke the Transaction once the expected cash outflow deriving from the actual withdrawals is known and that also in the event that the actual withdrawals were not to exceed the maximum amount payable by the Company (€150 million). Therefore, the Board of Directors has resolved to convene a general meeting of Campari’s shareholders by 30 June 2020 (the New Extraordinary Meeting) to potentially resolve upon the revocation of the resolution approving the Transaction, under  article 2437-bis, paragraph 3, Italian civil code. Should this be the case, the withdrawals will cease to be of any effect (including the right to receive the liquidation value). For further information please refer to the press releases of 16 March and 20 March 2020.

Shareholders are reminded that, in accordance with Italian mandatory provisions of law, the exercise of the withdrawal right is not revocable and that shares in relation to which the withdrawal right has been exercised are blocked (and hence not saleable nor negotiable) between the date of exercise of the withdrawal right and the completion of the withdrawal procedure (or termination by the New Extraordinary Meeting) which in any case will not occur before the New Extraordinary Meeting.